Exhibit 99.4

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML Publishes 2015 Annual Reports;
Supervisory Board Appoints Gerard Kleisterlee as its New Chairman per 29 April 2016

VELDHOVEN, the Netherlands, 5 February 2016 - ASML Holding N.V. (ASML) today will file its 2015 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC), and will file its 2015 Statutory Annual Report with the Dutch Authority for the Financial Markets (AFM). In addition, ASML publishes its 2015 Corporate Responsibility Report and 2015 Remuneration Report.

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ASML's 2015 Annual Report on Form 20-F, 2015 Statutory Annual Report, 2015 Remuneration Report and 2015 Corporate Responsibility Report are available at www.asml.com/annualreport2015, where also our financial statements can be downloaded in the Excel spreadsheet format; ASML's annual reports will also be available at www.sec.gov

•	ASML will hold its Annual General Meeting of Shareholders (AGM) on 29 April 2016 and the AGM agenda with all related documents will be available online at www.asml.com/agm2016 on 7 March 2016.

•	ASML announces that the Netherlands is its Home Member State for purposes of the EU Transparency Directive.

Additionally, ASML announces that its Supervisory Board has agreed to appoint Mr. Gerard Kleisterlee as its next Chairman, effective upon the closing of the AGM on 29 April 2016. Mr. Kleisterlee was first appointed to ASML’s Supervisory Board on 22 April 2015. He is a former President and Chief Executive Officer of the management board of Royal Philips N.V., and currently holds non-executive board positions at Shell and Vodafone (chairman). Mr. Kleisterlee will succeed Mr. Arthur van der Poel, who will retire from the Supervisory Board. Mr. Van Der Poel was appointed to the Supervisory Board in March 2004 and served as its Chairman since 2007.

“I would like to thank Arthur van der Poel wholeheartedly for twelve years of dedication to ASML. In his role as Chairman of the Supervisory Board, we have always highly valued his guidance and advice,” ASML President and Chief Executive Officer Peter Wennink said. “We are also pleased to welcome Gerard Kleisterlee in his new role as Chairman. His extensive experience will be invaluable in helping ASML achieve its ambition to grow towards a EUR 10 billion company by 2020.”
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com.
Forward Looking Statements
This press release contains statements that constitute forward-looking statements, including statements relating to the date of ASML's annual general meeting of shareholders and the publication of documents related thereto and statements with respect to the appointment of a new chairman of the supervisory board. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.